                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                   ----------

                       APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name Of Subject Company (Issuer))

                                   ----------

                               KAGT HOLDINGS, INC.
                             KAGT ACQUISITION CORP.
                           KOHLBERG INVESTORS IV, L.P.
                         KOHLBERG TE INVESTORS IV, L.P.
                      KOHLBERG OFFSHORE INVESTORS IV, L.P.
                           KOHLBERG PARTNERS IV, L.P.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    037937208
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Mr. Christopher Lacovara
                             KAGT Acquisition Corp.
                             c/o Kohlberg & Company
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

================================================================================
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
      Transaction Valuation*                          Amount Of Filing Fee**
--------------------------------------------------------------------------------
          $8,559,980.25                                     $692.50
================================================================================


* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value is based upon 10,070,565 shares of outstanding Common Stock, par value $.01 per share of the Subject Company as of May 31, 2003 and the expected merger consideration of $0.85 per share. Such outstanding shares assumes the exercise of 923,000 options, all outstanding in-the-money options to purchase shares of Common Stock of the Subject Company which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                  N/A
Form or Registration No.:                                                N/A
Filing Party:                                                            N/A
Date Filed:                                                              N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.


      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed with the Securities and Exchange Commission on June 20, 2003 by KAGT Holdings, Inc. ("Parent"), KAGT Acquisition Corp. ("Purchaser"), Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P., as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 7, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated June 20, 2003 (as amended to date, the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12

      Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

      1. The third paragraph of Section 1 "Terms of the Offer" is hereby amended and restated to read in its entirety as follows:

            "The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time prior to the expiration of the Offer, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) waive or change the Minimum Condition, (iv) modify in any manner adverse to the holders of Shares or add to the conditions of the Offer, (v) except as provided above, extend the Offer or (vi) change the form of consideration payable in the Offer. Purchaser will satisfy or waive all conditions to the Offer, other than those regarding necessary governmental approvals, prior to the expiration of the Offer."

      2. The final paragraph on page 38 in Section 14 "Certain Conditions to the Offer" is hereby amended and restated to read in its entirety as follows:

            "The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion (subject to the terms of the Merger Agreement). The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer. Purchaser will satisfy or waive all conditions to the Offer, other than those regarding necessary governmental approvals, prior to the expiration of the Offer."

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KAGT HOLDINGS, INC.

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: President

                                    KAGT ACQUISITION CORP.

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: President

                                    KOHLBERG INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG TE INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By: /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG PARTNERS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

Dated:  July 11, 2003

                                INDEX TO EXHIBITS

EXHIBIT NUMBER      DOCUMENT
--------------      --------
*(a)(1)             Offer to Purchase dated June 20, 2003.

*(a)(2)             Form of Letter of Transmittal.

*(a)(3)             Form of Notice of Guaranteed Delivery.

*(a)(4)             Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)             Form of Letter to Clients for Use by Brokers, Dealers,
                    Banks, Trust Companies and Other Nominees.

*(a)(6)             Form of Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

*(a)(7)             Press Release issued by the Company on June 13, 2003
                    (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on June 13, 2003).

*(a)(8)             Summary Advertisement published in New York Times on
                    June 20, 2003.

*(b)(1)             Commitment Letter, dated May 20, 2003 among Foothill
                    Capital Corporation, Silver Point Capital, L.P. and
                         Kohlberg Management IV, L.L.C.

*(b)(2)             Equity Commitment Letter, dated May 8, 2003, from
                    Kohlberg Management IV, L.L.C. to the Company.

*(d)(1) Agreement and Plan of Merger dated as of June 12, 2003 among Parent, the Purchaser and the Company.

*(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative
                    Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April 15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

*(d)(3)             Form of Subordinated Notes Undertaking, dated as of
                    April 29 and May 7, 2003, among the Company and each of Ionian Nominees Limited, Securities Management Trust,
                    Vasiliou & Co. Inc., Credit Suisse First Boston Equities
                    Nominees Limited, Merrill Lynch, Maldon Electric
                    Securities Limited, EAP Securities Limited and New
                    Centurion Trust Limited.

*(d)(4)             Form of Preference Shares Undertaking, dated as of June 12,
                    2003, among the Company, Wace Group Limited and each

                    of Aberdeen Asset Managers Ltd, New Star Asset Management
                    Limited and INVESCO Asset Management Limited.

*(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied
                    Graphics Technologies (UK) Limited.

*(d)(6)             Confidentiality Agreement dated March 20, 2003 between the
                    Company and Kohlberg Management IV, L.L.C.

*(d)(7)             Tender Agreement dated June 12, 2003 among Parent, the
                    Purchaser and Applied Printing Technologies, L.P.

*(d)(8) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of the Lenders.

*(d)(9) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of Fred Drasner, Martin Krall, Joseph
                    Vecchiolla, David Parker and Marne Obernauer, Jr.

(g)                 None.

(h)                 None.

*Previously Filed